Filed Pursuant to Rule 433

Registration Statement No. 333-223400

Final Term Sheet dated March 6, 2019 supplementing

the Preliminary Prospectus Supplement dated March 6, 2019

Final Term Sheet

ArcelorMittal

$750,000,000 4.550% Notes due 2026

This final term sheet dated March 6, 2019 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 6, 2019 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	4.550% Notes due 2026

Size:	$750,000,000

Price:	99.715% of face amount

Maturity Date:	March 11, 2026, unless earlier redeemed

Coupon:	4.550% per annum

Yield to Maturity:	4.598%

Benchmark Treasury:	UST 2.500% due February 28, 2026

Benchmark Treasury Price and Yield:	99-12; 2.598%

Spread to Benchmark Treasury:	T+200 bps

Interest Payment Dates:	March 11 and September 11, commencing September 11, 2019

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of the underwriting discount (excluding any potential discretionary fees) of approximately $3,225,000, amount to approximately $744,637,500.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering towards repayment of existing debt including the $1 billion outstanding under a $7 billion term facilities agreement.

Change of Control:	101%

Make-whole Spread:	T+30 bps

Trade Date:	March 6, 2019

Settlement Date:	T+3; March 11, 2019

CUSIP:	03938L BA1

ISIN:	US03938LBA17

Denominations/Multiple:	$2,000 x $1,000

Expected Security Ratings*:	Baa3/BBB-/BBB- (Moody’s/S&P/Fitch)

Underwriters:

Joint Book-Running Managers

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

Commerz Markets LLC

ING Financial Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by calling toll-free at 1 (800) 831-9146 or emailing prospectus@citi.com, Credit Agricole Securities (USA) Inc. by calling toll-free at 1 (866) 807-6030, Goldman Sachs & Co. LLC by calling toll-free at 1 (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC by calling collect at 1 (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated by emailing dg.prospectus_requests@baml.com and RBC Capital Markets, LLC by calling toll-free at 1 (866) 375-6829.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The Underwriters expect to deliver the Notes on or about March 11, 2019, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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